Tootsie Roll Industries, Inc

7401 South Cicero Avenue

Chicago, Illinois 60629

June 27, 2008

VIA EDGAR

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-0405

Re:	Comment Letter Dated
May 29, 2008 Regarding
Tootsie Roll Industries, Inc.
Form 10-K, Filed February 29, 2008
Schedule 14A, Filed March 25, 2008
Form 10-Q, Filed May 8, 2008
File No. 001-01361

Dear Mr. Schwall:

In connection with your review of the captioned filings of Tootsie Roll Industries, Inc. (the “Company”), we respectfully submit the following responses to the comments and questions in your letter of May 29, 2008. We have used the same number system and captions as reflected in your letter, and have included our response following each comment and question.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Chicago corporate address. Please also feel free to contact me at our Chicago headquarter office (773-838-3418).

General

Comment 1.Please confirm in writing that you will comply with the fo11owing comments in all future filings. Provide us with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

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Response: The Company will comply with the comments in all future filings to the extent of and in substantially the manner set forth in the responses below.

Form 10K for FYE 12/31/07

Business, page 2

Comment 2.     We note that you engage in hedging programs with respect to certain of the ingredients used in the preparation of your products "if and when advisable." Please elaborate to discuss the processes and considerations undertaken by you in determining whether to enter into hedging contracts in any given year for any given ingredient.

Response: The Company has historically hedged certain of its future sugar, corn syrup and soybean oil needs with derivatives at such times that it believes that the forward markets are favorable. The Company’s decision to hedge its major ingredient requirements is dependent on our evaluation of forward commodities’ markets and comparison to vender quotations, if available, and/or historical costs. The Company has historically hedged with derivatives these major commodities and ingredients before the commencement of the next calendar year to better ascertain the need for product pricing changes or product weight decline (indirect price change) adjustments to its product sales portfolio and better manage ingredient costs. The Company will generally purchase forward derivative contracts (i.e. “long” position) in selected future months that correspond to the Company’s estimated procurement and usage needs of the respective commodity in the respective forward period(s).

We will revise and expand this disclosure in future filings to address this comment, which will include an expanded discussion such as the above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page 5

Comment 3.     Please expand your discussion to address trends, demands, commitments, events and uncertainties that involve consideration of financial, operation and other information known to the Company. For example, you say that your overall financial position was "further strengthened" by your 2007 net earnings and related cash flows, but your net earnings and earning per share have been decreasing for the past three fiscal years. We also note that your total costs have been increasing for the same periods. Discuss the reasons for these trends and state whether you expect them to continue. Refer to Part 8.3 of Securities Release 33-8350 regarding the content of your disclosure required by Item 303 of Regulation S-K.

Response: In response to your question, we point to the following financial statistics and other facts as discussed in the MD&A section entitled “Financial Condition” (as opposed

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to the strength of our earnings, which your comment seems to focus on and which is the subject of substantial discussion elsewhere in MD&A as noted below) which we believe support our statement that our financial position was “further strengthened by 2007 earnings and related cash flows”:

1.     “The Company’s cash flows from operating activities were $55,656 in 2006 and aggregated $90,064” in 2007 (page 5).

2.     “The Company’s net working capital increased from $128,706 at December 31, 2006 to $141,754 at December 31, 2007” (page 5).

3.     “At December 31, 2007, the Company’s aggregate cash, cash equivalents, and investment . . . was $164,904, compared to $130,841 at December 31, 2006” (page 5).

4.     “Shareholders’ equity increased from $630,681 at December 31, 2006 to $638,230 as of December 31, 2007” (page 5).

Our statement regarding the improvement in the Company’s financial position was made in reference to the Company’s balance sheet as presented in its Consolidated Statement of Financial Position (page 13).

In response to your question regarding our downward earnings trends from 2006 through 2007, we believe that the reasons were appropriately communicated and supported by the following which was included in the MD&A section entitled “Results of Operation-2007 vs. 2006 and 2006 vs. 2005” (pages 5-7):

2007 vs. 2006

“Product cost of goods sold as percentage of net sales increased from 65.8% in 2006 to 66.5% in 2007” . . . [which] . . . “principally reflects significant increases in major ingredients, as well as increases in packaging materials, and labor and fringe benefits, including health insurance ... .” “Increases in ingredient and packaging costs approximated $10,500 and $1,500, respectively” . . . [which reflects] ... “significant cost increases in substantially all of its major ingredients, including corn syrup, vegetable oils, sugar, dextrose, milk products, and gum base inputs” . . . [and] ... “the adverse effects of foreign exchange on products manufactured in Canada”... [which] ... “is estimated to have been $1,800 in 2007”. [In addition,] ... “higher freight and warehousing expenses, principally reflecting higher energy costs, adversely impacted 2007”... [and] ... “increased from 8.1% of net product sales in 2006 to 8.5% ... in 2007... . Reported earnings from operations....decreased $16,677 or 19.1%” ... due to the ... “decrease in gross profit resulting from higher input costs, principally ingredients ... .”

With respect to the Company’s expectations as to the continuation of these trends, we were, and continue to be, hesitant to make any affirmative statements given the unprecedented rapid increases in major ingredients costs, particularly corn, edible oils, and sugar, and energy costs, as well packaging materials which utilized oil or energy related inputs. It is very challenging to forecast the direction of many of our major ingredients costs given the unpredictability and unprecedented events relating to (a)

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crude oil prices, including the geo-political developments in the middle-east, and the related effects of the price of oil on commodities prices given the energy substitutes provided by corn and soybeans via ethanol and bio-diesel fuels, (b) the increasing global demand, including demand from emerging economies of China and India, for many of these ingredients and commodities, (c) the effect of political decisions by the US government and congressional legislation as to farm policy, including mandates for ethanol and bio-diesel, (d) the direction of the US dollar relative to other currencies, and impact on dollar-denominated commodities in the world markets, and (e) the increasing level of speculative influence in commodities market, including the effects of hedge funds and institutional investors seeking an investment allocation in commodities. The Company believes that its competitors face the above-discussed or similar challenges.

Nonetheless, we did point out the following in our MD&A: “The Company has taken actions and implemented programs, including selected price increases as well as cost reduction programs, with the objective of recovering some of these higher input costs. However, these actions have not allowed the Company to recover all of these increases in ingredient and other input costs in 2007” (page 6). In addition, the MD&A section entitled “Market Risks – Commodities” (page 9) further discussed the aforementioned and related risks and uncertainties of these increasing input costs.

Further to the above, the Company periodically reviews each item in its product portfolio to ascertain if possible price increases, weight declines (indirect price increase) or other marketing and sales actions may be possible in the future in order to recover higher input costs. The aforementioned review includes an evaluation of the risk factors relating to customer and consumer acceptance of such changes and the estimated resulting effects on future sales volumes. In addition, the estimated costs of making such changes, primarily packaging costs including artwork and plate printing costs and capital equipment if applicable, associated with weight changes are also evaluated.

The Company also maintains ongoing cost reduction and savings programs whereby cost savings initiatives are encouraged and progress monitored. Such cost reduction programs have historically focused on manufacturing efficiency improvements, including automation of manufacturing processes that result in labor cost reductions. The Company is not able to accurately predict the outcome of these cost savings initiatives and their effects on future operating income.

We will revise and expand this disclosure in future filings to address this comment, which will include an expanded discussion such as the above.

2006 vs. 2005

We believe that the Company’s MD&A appropriately discusses the significant changes from 2005 to 2006 in the section entitled “2006 vs. 2005” (page 6-7), much of which are consistent with the continuing trend from 2006 to 2007 as discussed above. Nonetheless, we will revise and expand this disclosure in future filings to address this comment, which will include an expanded discussion such as the above.

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Liquidity and Capital Resources, page 7

Comment 4. Please refer to Securities Release 33-8350, section. IV. Liquidity and Capital Resources, which indicates that a company is required to include in MD&A the following information, to the extent material, and expand on your discussion as appropriate. Please provide:

•	historical information regarding sources of cash and capital expenditures. In this regard we note prior bank loans and an outstanding industrial development bond;
•	an evaluation of the amounts and certainty of cash flows;
•	the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements; and
•	a discussion and analysis of known trends and uncertainties.

Response: Historically, the Company’s cash flows and financing of its capital expenditures have been provided by its cash flows from operating activities. In this regard, the Company’s MD&A states that “the Company’s cash flows from operating activities plus maturities of short-term investments are expected to be adequate to meet the Company’s overall financing needs, including capital expenditures, in 2008” (page 5). The Company’s MD&A further states that “the Company considers possible appropriate acquisitions on an ongoing basis, and if the Company were to pursue and complete such an acquisition, that could result in bank borrowings” (page 5). The repayment of bank borrowings of $32,001 and $98,400 in 2006 and 2005, respectively, relate to the repayment of bank borrowings to finance the 2004 acquisition of the Concord Confection confectionary brands. The industrial revenue bond of $7,500 has been outstanding for over ten years, and given the aforementioned as well as the immateriality of this amount in relation to the Company’s financial position, the Company did not feel that further discussion of the industrial revenue bond was warranted in the MD&A.

Given the nature of the Company’s relatively straightforward business (manufacture and sale of confections) and its historical results and cash flows, we believe that the degree of certainty of such cash flows can be easily ascertained and concluded by a reader of the financial statements. Other than the sale and reinvestment in 2005 and 2006, respectively, relating to certain real estate as discussed on page 7 in the section entitled “Liquidity and Capital Resources”, and the repayment of bank loans as discussed above in the preceding paragraph, there were no unusual changes or exceptions that are included in the Company’s Consolidated Statement of Cash Flows.

There were no unusual commitments for capital expenditures as of December 31, 2007, and all such amounts, which are generally normal and recurring, are included in the “Purchase obligation” amounts in the table entitled “Open Contractual Commitments as of December 31, 2007” (page 10).

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Other than the trend of lower net earnings which principally relates to higher input costs, which we believe was thoroughly discussed on pages 5 through 11 of the MD&A, there were no known material trends or uncertainties.

Schedule 14A

Election of Directors, page 3

General

Comment 5. Given the ages of your Chairman and Chief Executive Officer and your President and Chief Operating Officer, state whether the Board has a succession plan, and describe its material terms. If there is no succession plan, explain why not.

Response: The Board does not believe that the ages of our Chairman and Chief Executive Officer (CEO) and President and Chief Operating Officer (COO) are any more significant to the Company’s leadership succession outlook than the ages of executives at other companies, given the fact that both the CEO and COO are fully and vigorously engaged, as they have been for many years, in the day to day operation of the Company’s business and strategic planning.

Nonetheless, the Board periodically discusses the question of succession planning at its meetings but has not as yet adopted a formal succession plan. Therefore the Company believes that disclosure detailing how succession might unfold in the future would be inappropriate conjecture and could cause undue speculation about a possible imminent change in management about the Company.

Executive Compensation

Compensation Discussion and Analysis

Base Salary, page 11

Comment 6. You state that in determining individual base salaries, the Board considers individual performance and contributions to the Company, and historical compensation and performance levels for the Company. Identify the actual individual and corporate performance factors or goals that you consider in setting base salary and discuss whether, for each named executive officer, he or she met those goals, including a discussion of by what margin or amount the targets were, or were not, met.

Response: There are no predetermined individual and corporate performance factors or goals that are used by the Board to establish base salary for named executive officers. Instead the Board considers a variety of subjective factors. As further described in the response to comment 9, an executive officer’s length of service is a significant factor in

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setting base compensation, and it primarily accounts for the difference in salary level between Mr. Ember and Messrs. Newlin and Corr.

Annual Incentives, page 11

Comment 7. Explain why, for each named executive officer, you reduced the maximum payouts under the Management Incentive Plan. In regard to the factors you list that are considered in reducing the awards, state whether you have any predetermined targets.

Response: The Management Incentive Plan provides for a $3.5 million payment to each named executive officer if the Company achieves at least $35 million of net earnings during a fiscal year, unless the compensation committee exercises discretion to reduce the payment. To date, the Company has not paid the $3.5 maximum award available under the Management Incentive Plan to any named executive officer. The $3.5 million maximum payment figure was selected for the Management Incentive Plan (and approved by stockholders) to provide the Compensation Committee flexibility in awarding an appropriate bonus payment given the facts and circumstances consistent with preserving tax deductibility under Section 162(m). There are no predetermined targets for reducing the awards – all reductions are made in the sole discretion of the Compensation Committee.

We will revise and expand this disclosure in future filings to address this comment, which will include an expanded discussion such as the above.

Career Achievement Plan, page 12

Comment 8. Explain why, for each named executive officer, they received, or did not receive, a CAP award. In regard to the performance factors that are considered in making the awards, state whether you have any predetermined targets, and discuss whether, for each named executive officer, he or she met those targets, including a discussion of by what margin or amount the targets were, or were not, met.

Response: There have been no predetermined targets for making awards under the Career Achievement Plan. The Board makes awards under the Career Achievement Plan based on performance in its sole discretion. The Board did not award Mr. Gordon and Mrs. Gordon an award under the Career Achievement Plan for 2007 due to the Company’s performance last year. Despite that performance, the Board did determine in its discretion to make CAP awards to the other named executive officers because the Board determined that their strong efforts on behalf of the Company merited such awards as did the ongoing need to continue to motivate and retain these executives.

We will revise and expand this disclosure in future filings to address this comment, including the inclusion of performance factors, if any, that are considered in making awards to the various named executive officers.

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Summary Compensation Table, page 15

Comment 9. Explain the reasons for the difference in base salary for Mr. Ember as compared to the other named executive officers, and the reasons for the substantial differences in bonuses for Mr. and Mrs. Gordon as compared to the other named executive officers. As noted in Section II.B.1 of Release 33-8732A, the compensation discussion and analysis should be sufficiently precise to identify and explain material differences in compensation policies with respect to individual executive officers.

Response: As noted on page 11 of the proxy statement, an individual’s length of service in the position is one of the factors in determining the named executive officer’s base salary level. Mr. Ember first became a Vice President in 1993, whereas all of the other executives included in the Summary Compensation Table have served in an executive officer since at least 1981. This difference in length of service is the primary reason for the difference in salary levels between Mr. Ember and Messrs. Newlin and Corr.

In addition to the substantial differences in the responsibilities of Mr. and Mrs. Gordon as CEO and COO, respectively, as opposed to those of the other named officers, the increased level of bonus provided to Melvin Gordon and Ellen Gordon reflects the Board’s decision to limit salary for named executive officers to $999,999 in light of the $1 million deduction limitation under Section 162(m). Amounts that might otherwise have been provided to Mr. Gordon and Mrs. Gordon as salary based on amounts paid to comparable executives at peer companies have been put at risk under the Management Incentive Plan.

We will revise and expand this disclosure in future filings to address this comment, which will include an expanded discussion such as the above.

Potential Payments on Termination or Change of Control, page 18

Comment 10. Explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the change in control agreements. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response:

In 1997, the Board reviewed and considered available information at that time about change in control programs maintained by similarly situated companies with the assistance of a compensation consultant. The Board considered the benefits that may be received under these agreements to be consistent with then prevailing market practice.

*       *       *       *

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In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/ G. Howard Ember Jr.

G. Howard Ember Jr.

Vice-President and CFO

Cc:

Melvin J. Gordon, Chairman and CEO

Ellen R. Gordon, President and COO

Tootsie Roll Industries, Inc. Audit and Compensation Committees

Donna Levy, SEC

Mike Karney, SEC

David Cifrino, McDermott Will & Emery LLP

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